BH MOVIE LLC
REGULATION CROWDFUNDING OFFERING

EXHIBIT D

INDEPENDENT ACCOUNTANT'S REVIEWED FINANCIAL STATEMENTS

VÁZQUEZ BOTET & ASOCIADOS, PSC

CERTIFIED PUBLIC ACCOUNTANTS

BH MOVIE LLC

Financial Statements for the period of June 3, 2026, to June 30, 2026

and the Independent Auditors' Review Report

654 Ave. Muñoz Rivera, Oficina 1102, San Juan PR 00918

Tel: (787) 759-8488

TABLE OF CONTENTS



VÁZQUEZ BOTET & ASOCIADOS, PSC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member of BH MOVIE LLC
San Juan, Puerto Rico

We have reviewed the accompanying financial statements of BH MOVIE LLC, which comprise the balance sheet as of June 30, 2026, and the related statement of operations and member equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BH MOVIE LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

San Juan, Puerto Rico
July 17, 2026

DPSC316-445
BH MOVIE, LLC / GERENCIA REVISION

Vázquez-Botet & Asociados, PSC
Certified Public Accountants
License Number PSC-316
Expires December 1, 2017

654 Ave. Muñoz Rivera, Oficina 1102, San Juan PR 00918
Tel: (787) 759-8488

BH MOVIE LLC
BALANCE SHEET
June 30, 2026

ASSETS	
Current Assets	
Cash	$ -
Accounts receivable	-
Prepaid expenses	-
Total Current Assets	-
Noncurrent Assets	
Property and equipment, net	-
Other assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ -
Accrued expenses	-
Total Current Liabilities	-
Members' Equity	
Members' contributions	150
Current period net loss	(150)
Total Members' Equity	-
TOTAL LIABILITIES AND EQUITY	$ -

The accompanying notes are an integral part of the financial statements.

BH MOVIE LLC
STATEMENT OF OPERATIONS
For the Period of June 3, 2026, through June 30, 2026

Revenue	$ -
Cost of Revenue	-
Gross Profit	**-**
Operating Expenses	
General and administrative expenses	150
Professional fees	-
Other operating expenses	-
Total Operating Expenses	**150**
Operating Loss	**(150)**
Other Income (Expense)	
Interest income	-
Interest expense	-
Other income (expense), net	-
Total Other Income (Expense)	**-**
Net Loss	**$ (150)**

The accompanying notes are an integral part of the financial statements.

BH MOVIE LLC
STATEMENT OF MEMBERS' EQUITY
For the Period of June 3, 2026, through June 30, 2026

Balance at beginning of period	$	-
Members' contributions		150
Net loss		(150)
Balance as of June 30, 2026	**$**	**-**

The accompanying notes are an integral part of the financial statements.

BH MOVIE LLC
STATEMENT OF CASH FLOWS
For the Period of June 3, 2026, through June 30, 2026

Cash Flows from Operating Activities:		
Net loss	$	(150)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts receivable		-
Prepaid expenses		-
Other assets		-
Accounts payable		-
Accrued expenses		-
Net Cash Provided by (Used in) Operating Activities		**(150)**
Cash Flows from Investing Activities:		
Purchases of property and equipment		-
Net Cash Provided by (Used in) Investing Activities		**-**
Cash Flows from Financing Activities:		
Members' contributions		150
Distributions to members		-
Net Cash Provided by (Used in) Financing Activities		**150**
Net Increase (Decrease) in Cash		**-**
Cash - Beginning of Period		-
Cash - End of Period	$	**-**

The accompanying notes are an integral part of the financial statements.

1. NATURE OF OPERATIONS

BH Movie LLC (the "Company") is a limited liability company organized on June 3, 2026, under the laws of the Commonwealth of Puerto Rico, and engaged in the development and production of film and audiovisual productions. The Company was formed to engage in lawful business activities as permitted under its operating agreement and applicable laws.

The accompanying financial statements present the financial position of the Company as of June 30, 2026, and the results of its operations, changes in members' equity, and cash flows for the period from June 3, 2026, through June 30, 2026.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration expected to be received.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. As of June 30, 2026, the Company did not own any property and equipment. Accordingly, no depreciation expense was recognized during the period.

3. CASH

Cash consists of cash on hand and deposits maintained with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2026, the Company maintained cash in financial institutions. Cash is subject to normal banking risks, including concentrations of credit risk. The Company has not experienced any losses related to its cash accounts. At June 30, 2026, the Company has no cash balance.

4. MEMBERS' EQUITY

The Company is a single-member limited liability company and is authorized to issue membership interests. Members' contributions are recognized when received. Distributions to members, if any, are recognized when declared or paid. During the period ended June 30, 2026, the sole member made capital contributions totaling $150. No distributions were made during the period. As of June 30, 2026, total members' equity amounted to $0, consisting of members' contributions of $150 and a current period net loss of $(150).

5. INCOME TAXES

Under the Puerto Rico Internal Revenue Code, a limited liability company is treated as a corporation for Puerto Rico income tax purposes by default, unless it has made a valid election to be treated as a pass-through entity. As of June 30, 2026, the Company has not made such election. The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) Topic 740, Income Taxes. The Company incurred a net loss for the period ended June 30, 2026 and, accordingly, no current income tax provision has been recorded. Management has not recognized a deferred tax asset for the resulting net operating loss carryforward, as it is more likely than not that the benefit will not be realized given the Company's limited operating history.

As of June 30, 2026, the Company had no recognized uncertain tax positions requiring recognition or disclosure in the accompanying financial statements.

6. RELATED-PARTY TRANSACTIONS

Management represented that there were no material related-party transactions requiring disclosure in the accompanying financial statements for the period ended June 30, 2026.

7. COMMITMENTS AND CONTINGENCIES

As of June 30, 2026, the Company was not aware of any material commitments or contingencies requiring recognition or disclosure in the accompanying financial statements.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 17, 2026, the date the financial statements were available to be issued. Based on this evaluation, no events occurred that require adjustment to or disclosure in the accompanying financial statements.